Exhibit 99.2

AGREED FORM

IPR SERVICES, ADMINISTRATION, FUNDING AND NOVATION AGREEMENT

This IPR SERVICES, ADMINISTRATION, FUNDING AND NOVATION AGREEMENT (this “Agreement”), effective as of June 30, 2017, is made and entered into between Forward Pharma A/S, a Danish limited liability company (“Forward Pharma”), Forward Pharma Operations ApS, a Danish limited liability company and wholly owned direct subsidiary of Forward Pharma (“New SubCo”), FWP IP ApS, a Danish limited liability company and wholly owned direct subsidiary of New SubCo (“SubCo 1”), Biogen Swiss Manufacturing GmbH, a Swiss limited liability company (“U.S. Licensee”) and Biogen International Holding Limited, a Bermudan private limited company (“Designated Countries Licensee” and together with the U.S. Licensee, “Licensee” and each of the foregoing, a “Party” and collectively, the “Parties” hereunder). Capitalized terms used and not defined in the body of this Agreement shall have the meaning ascribed in the License Agreement (as defined below).

RECITALS

WHEREAS, Forward Pharma, Licensee and each of the parties listed on Appendix I to the License Agreement (the “Additional Parties”) entered into a Settlement and License Agreement dated as of January 17, 2017 (the “License Agreement”), a copy of which is attached hereto as Appendix A;

WHEREAS, as contemplated by the terms of Appendix D to the License Agreement, Forward Pharma has established and formed New SubCo and, in accordance with the terms of the Asset Contribution Agreement dated as of the date hereof entered into between Forward Pharma and New SubCo (the “Contribution Agreement”), contributed to New SubCo all of the assets, rights, liabilities and obligations specified or referred to therein (the “Contribution”);

WHEREAS, in connection with the Contribution, Forward Pharma, New SubCo, Licensee and the Additional Parties entered into the First Assignment and Assumption Agreement dated as of the date hereof (the “First Assignment Agreement”), a copy of which is attached hereto as Appendix B, pursuant to which, inter alia, (i) Forward Pharma confirmed its assignment to New SubCo of all of Forward Pharma’s right, title and interest in and to the License Agreement and (ii) New SubCo confirmed its acceptance of such assignment and its assumption from Forward Pharma of all liabilities and obligations of Forward Pharma under the License Agreement, with Licensee having consented to such assignment and assumption, provided that, except as otherwise set forth herein, such assignment shall not relieve Forward Pharma of its obligations under the License Agreement and nothing in the Contribution Agreement or First Assignment Agreement shall be construed as a waiver or release of Forward Pharma’s obligation to observe and comply with any such obligations and covenants under the License Agreement;

WHEREAS, in accordance with the terms of an Asset Transfer Agreement dated as of the date hereof entered into between New SubCo and SubCo 1 (the “IP Transfer Agreement”, and together with the Contribution Agreement and the First Assignment Agreement, the “Restructuring Agreements”), a copy of which is attached hereto as Appendix C, New SubCo agreed to transfer, and SubCo 1 agreed to purchase, all of New SubCo’s legal and beneficial right, title and interest to the Licensed Intellectual Property in accordance with the terms of the IP Transfer Agreement (the “IP Transfer”);

WHEREAS, the foregoing assignment of New SubCo’s legal and beneficial right, title and interest to the Licensed Intellectual Property is subject to, in all respects, (i) the terms and conditions of the License Agreement, including all licenses granted thereunder, (ii) the New SubCo Co-Exclusive Rights (as defined below), which, for the avoidance of doubt, will automatically terminate and cease to exist as of the Exclusive U.S. License Effective Date, and (iii) the terms and conditions of this Agreement (clauses (i)-(iii) collectively referred to as the “Licensed Intellectual Property Encumbrances”);

WHEREAS, the entry into this Agreement is the only condition precedent to the completion of the IP Transfer and the Parties are entering into this Agreement in order to satisfy such condition precedent in accordance with Section 4 of the IP Transfer Agreement;

WHEREAS, as further contemplated by Appendix D to the License Agreement, New SubCo has agreed, in accordance with the terms of this Agreement, to assign to SubCo 1, and SubCo 1 has agreed to assume, all of New SubCo’s right, title and interest in and to Sections 3.06 and 3.07 of the License Agreement;

WHEREAS, SubCo 1 acknowledges that with effect from, and subject to the occurrence of, the completion of the IP Transfer (the “IP Transfer Effective Time”) it will hold the Licensed Intellectual Property subject to, in all respects, the Licensed Intellectual Property Encumbrances;

WHEREAS, New SubCo (as assignee of Forward Pharma following the Contribution) recognizes the role and function of the IP Advisory Committee as described in Section 5.02 of the License Agreement, including the obligations to take reasonable steps to keep the IP Advisory Committee informed of all maintenance, prosecution and defense activities related to the Licensed Intellectual Property, as well as any Litigation related to the Licensed Intellectual Property and any other correspondence involving such maintenance, prosecution, defense and Litigation (subject in each case to the limitations set forth in Section 5.02 of the License Agreement);

WHEREAS, where the License Agreement gives New SubCo (as assignee of Forward Pharma following the Contribution) certain rights and responsibilities for or control over the filing, prosecution, maintenance, defense and/or enforcement of any of the Licensed Intellectual Property, the Parties wish to ensure that, inter alia:

(i)                                     New SubCo will have sole and exclusive control over the filing, prosecution, maintenance, defense and/or enforcement of such Licensed Intellectual Property, as contemplated in Sections 5.03(a) and 5.03(b) and, if applicable, Section 5.04(c)(iii) of the License Agreement, including the sole and exclusive ability to select counsel or other third party service providers to perform these tasks;

(ii)                                  SubCo 1 agrees to solely follow the instructions of New SubCo with respect to the filing, prosecution, maintenance, defense and/or enforcement of such Licensed Intellectual Property;

(iii)                               as an alternative or supplement to giving instructions to SubCo 1, New SubCo will have the sole and exclusive irrevocable right to file, prosecute, maintain, defend and/or enforce such Licensed Intellectual Property in the name of SubCo 1;

(iv)                              SubCo 1 will promptly provide such assistance and information to New SubCo as is reasonably necessary or desirable to enable New SubCo to exercise such rights and control including, but not limited to, by signing, executing and delivering such additional documents, instruments, authorizations, powers of attorney, certificates and assurances and taking such further actions as may be necessary or desirable, including without limitation joining as a party to any Litigation involving the Licensed Intellectual Property if such joinder is reasonably necessary to advance New SubCo’s position; and

(v)                                 New SubCo will reimburse SubCo 1 for any reasonable external costs reasonably incurred by SubCo 1 in providing such assistance and information;

WHEREAS, where the License Agreement gives Licensee certain other rights and responsibilities for or control over the filing, prosecution, maintenance, defense and/or enforcement of any of the Licensed Intellectual Property, the Parties wish to ensure that, inter alia:

(i)                                     Licensee will have sole and exclusive control over the filing, prosecution, maintenance, defense and/or enforcement of such Licensed Intellectual Property, as contemplated in Sections 5.04(b) and 5.04(c) and, if applicable, Section 5.03(b)(ii) of the License Agreement, including the sole and exclusive ability to select counsel or other third party service providers to perform these tasks;

(ii)                                  SubCo 1 agrees to solely follow the instructions of Licensee with respect to the filing, prosecution, maintenance, defense and/or enforcement of such Licensed Intellectual Property;

(iii)                               as an alternative or supplement to giving instructions to SubCo 1, Licensee will have the sole and exclusive irrevocable right to file, prosecute, maintain, defend and/or enforce such Licensed Intellectual Property in the name of SubCo 1;

(iv)                              SubCo 1 will promptly provide such assistance and information to Licensee as is reasonably necessary or desirable to enable Licensee to exercise such rights and control including, but not limited to, by signing, executing and delivering such additional documents, instruments, authorizations, powers of attorney, certificates and assurances and taking such further actions as may be necessary or desirable, including without limitation joining as a party to any Litigation involving the Licensed Intellectual Property if such joinder is reasonably necessary to advance Licensees’ position; and

(v)                                 Licensee will reimburse SubCo 1 for any reasonable external costs reasonably incurred by SubCo 1 in providing such assistance and information;

WHEREAS, the Parties wish to ensure that New SubCo, as assignee of Forward Pharma following the Contribution, will have sole and exclusive control over the Interference Proceeding and European Opposition Proceeding (collectively, the “Patent Proceedings”) and that SubCo 1 will promptly, at New SubCo’s costs and expense, provide such assistance and information to New SubCo as is reasonably necessary or desirable to enable New SubCo to exercise such rights and control including, but not limited to, (i) by following all instructions solely from New SubCo with respect to such Patent Proceedings, and signing, executing and delivering such additional documents, instruments, authorizations, powers of attorney, certificates and assurances and taking such further actions as may be necessary or desirable to permit New SubCo to exercise such rights and control and (ii) joining as a party to each Patent Proceeding if such joinder is reasonably necessary to advance New SubCo’s position therein;

WHEREAS, the Parties wish to ensure that, except pursuant to any exercise by Licensee of the U.S. Acquisition Option or Designated Countries Acquisition Option in accordance with Section 3.06 and Section 3.07 of the License Agreement, SubCo 1 will not, without the prior written consent of New SubCo and Licensee, sell, license, grant any option or other right, covenant not to sue or other immunity under, assign, transfer, divest, hold separate, abandon, permit to lapse or otherwise dispose of any Licensed Intellectual Property; and

WHEREAS, the Parties are entering into this Agreement to set forth additional terms and conditions that will, to the extent applicable, apply with respect to each of the Restructuring Agreements following the transfer of the Licensed Intellectual Property to SubCo 1 in accordance with the terms of the IP Transfer Agreement and this Agreement.

NOW, THEREFORE, in consideration of the premises, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.                                      Assignment and Assumptions.  With effect from the IP Transfer Effective Time:

(a)                                 New SubCo hereby assigns to SubCo 1, and SubCo 1 hereby accepts, all of New SubCo’s rights, title and interest in and to Sections 3.06 and 3.07 of the License Agreement (collectively, the “SubCo 1 Rights”), in each case, subject to all applicable terms and conditions set forth in the License Agreement.

(b)                                 SubCo 1 hereby accepts the foregoing assignment, and hereby acknowledges that it shall be responsible for all of the obligations, liabilities, responsibilities, undertakings, covenants and agreements of New SubCo under Sections 3.06 and 3.07 of the License Agreement (collectively, the “SubCo 1 Obligations”), and together with the SubCo 1 Rights, the “SubCo 1 Interests”), whether arising prior to, at or subsequent to the IP Transfer Effective Time, in each case, subject to all applicable terms and conditions set forth in the License Agreement.

(c)                                  Licensee hereby consents to the foregoing assignment and assumption.

2.                                      Novation.

(a)                                 With effect from the IP Transfer Effective Time, (i) SubCo 1 hereby (x) agrees to be bound by the License Agreement to the same extent as if it were a signatory thereto with respect to the SubCo 1 Interests, including all provisions of the License Agreement that apply with respect to the enjoyment, enforcement, exercise and/or performance of the SubCo 1 Interests, and (y) acknowledges that the Licensee’s rights and obligations in respect of the SubCo 1 Interests are subject to all of the provisions of the License Agreement and this Agreement, and (ii) the Licensee hereby accepts the performance and discharge by SubCo 1 of the SubCo 1 Obligations.

(b)                                 With effect from the IP Transfer Effective Time, all references to “Licensor” in the License Agreement with respect to the SubCo 1 Interests shall be read and construed as references to SubCo 1 (it being understood that all other references to “Licensor” in the License Agreement shall be read and construed as references to New SubCo (as assignee of Forward Pharma under the License Agreement following the Contribution)).

3.                                      Agreement of SubCo 1 to Take Instruction With Regard to Certain Rights and Obligations under the License Agreement; Scope of Rights and Obligations.

(a)                                 SubCo 1 shall take instruction from: (i) solely New SubCo, at New SubCo’s cost and expense, when New SubCo is exercising its rights and performing its obligations under Sections 5.03(a) and 5.03(b) and, if applicable, Section 5.04(c)(iii) of the License Agreement (the “New SubCo Obligations”) and SubCo 1 acknowledges and agrees that it will not take any action with respect to any New SubCo Obligations without the prior written approval of New SubCo and any actions taken with respect to any New SubCo Obligations in contravention of this Section 3(a)(i) shall be null and void, and (ii) solely Licensee, at Licensee’s cost and expense, when Licensee is performing its obligations under Section 5.04(b) of the License Agreement and exercising its rights and performing its obligations under Section 5.04(c) and, if applicable, Section 5.03(b)(ii) of the License Agreement (the “Licensee Obligations” and collectively with the New SubCo Obligations, the “Obligations”) and SubCo 1 acknowledges and agrees that it will not take any action with respect to any Licensee Obligations without the prior written approval of Licensee and any actions taken with respect to any Licensee Obligations in contravention of this Section 3(a)(ii) shall be null and void.

(b)                                 SubCo 1 shall take instruction solely from New SubCo, at New SubCo’s cost and expense, with regard to the New SubCo Obligations for the periods described in Section 5.03 and, if applicable, Section 5.04(c)(iii) of the License Agreement, provided, that, nothing herein shall relieve Forward Pharma of any of its obligations under the License Agreement, provided, further, that, so long as New SubCo is not in breach of any of its obligations under Sections 11 or 12 of this Agreement, neither New SubCo nor any of its Affiliates shall be liable if SubCo 1 does not act in accordance with any such instruction from New SubCo.

(c)                                  Licensee hereby accepts and consents to SubCo 1 taking instruction solely from New SubCo with regard to the New SubCo Obligations.

(d)                                 SubCo 1 shall take instruction solely from Licensee, at Licensee’s cost and expense, with regard to the Licensee Obligations for the periods described in Section 5.04 and, if applicable, Section 5.03(b)(ii) of the License Agreement, provided, that, nothing herein shall relieve Licensee of any of its obligations under the License Agreement, provided, further, that, so long as Licensee is not in breach of any of its obligations under Section 12 of this Agreement, neither Licensee nor any of its Affiliates shall be liable if SubCo 1 does not act in accordance with any such instruction from Licensee.

(e)                                  New SubCo hereby accepts and consents to SubCo 1 taking instruction solely from Licensee with regard to the Licensee Obligations.

(f)                                   SubCo 1 represents and warrants to New SubCo and Licensee that in the event that it is instructed by, as applicable, New SubCo or Licensee to perform any of the Obligations, that it shall perform such Obligations in accordance with any such instructions using personnel of appropriate skill, experience and qualification and in a professional manner in accordance with customary industry standards for the performance of such Obligations, and shall devote such resources as are reasonably required to meet its obligations under this Agreement.

(g)                                  New SubCo and Licensee hereby agree that in the event that SubCo 1 does not have sufficient funding, personnel or other resources to enable it to perform any of the Obligations in accordance with any instructions provided by, as applicable, New SubCo or Licensee in accordance with the terms of this Agreement, that SubCo 1 shall be under no obligation to perform such portion of such Obligations for which it does not have sufficient funding, personnel or other resources to perform until such time as, with respect to New SubCo Obligations, New SubCo, or, with respect to Licensee Obligations, the U.S. Licensee and/or the Designated Countries Licensee, provides sufficient funding, personnel or other resources to SubCo 1 to enable it to perform the, as applicable, New SubCo Obligations or Licensee Obligations in accordance with, as applicable, the instructions of New SubCo and the Licensee.

4.                                      Co-Exclusive License.

(a)                                 Subject to Section 4(c), SubCo 1, on behalf of itself and its Affiliates, hereby grants to New SubCo and each other wholly-owned Subsidiary of Forward Pharma (other than

SubCo 1), an irrevocable and perpetual (but subject to Section 4(c)), royalty-free and fully paid-up co-exclusive license to make any and all use of the U.S. Licensed Intellectual Property in the United States, with the right to sublicense, transfer or assign as set forth in Section 3.01 of the License Agreement (the “New SubCo Co-Exclusive Rights”).  The New SubCo Co-Exclusive Rights are and shall be co-exclusive with the Co-Exclusive U.S. License granted to the U.S. Licensee and its Affiliates pursuant to Section 3.01 of the License Agreement (it being understood that (i) New SubCo and each other wholly-owned Subsidiary of Forward Pharma (other than SubCo 1) shall have the same right to make any and all use of the U.S. Licensed Intellectual Property in the United States in accordance with Section 3.01 of the License Agreement as held by Forward Pharma and its wholly-owned Subsidiaries prior to entering into the Restructuring Agreements and (ii) nothing herein shall be construed as limiting the scope of the Co-Exclusive U.S. License granted to the U.S. Licensee and its Affiliates pursuant to Section 3.01 of the License Agreement).

(b)                                 For the avoidance of doubt, and notwithstanding anything to the contrary herein, (i) the New SubCo Co-Exclusive Rights granted to New SubCo and each other wholly-owned Subsidiary of Forward Pharma hereunder shall not be construed to constitute an assignment of New SubCo’s rights to the U.S. Licensed Intellectual Property for the purposes of Article III of the License Agreement and (ii) New SubCo shall have the right on one occasion to assign the New SubCo Co-Exclusive Rights, in whole, but not in part, to a single Third Party, who shall have no additional right to assign or sublicense such rights (except to its wholly-owned Subsidiaries) but shall have the right to authorize contractors to perform services (as contemplated by Section 3.01 of the License Agreement) for such assignee, with such right vesting as and when contemplated under Article III of the License Agreement.

(c)                                  The New SubCo Co-Exclusive Rights shall automatically terminate and cease to exist as of the Exclusive U.S. License Effective Date.

5.                                      Cooperation and Further Actions.

(a)                                 Where the License Agreement gives New SubCo (as assignee of Forward Pharma following the Contribution) responsibility for or control over the filing, prosecution, maintenance, defense and/or enforcement of any of the Licensed Intellectual Property including, but not limited to, commencing and/or defending Litigation in relation to such Licensed Intellectual Property (the “Licensor Controlled Actions”):

(i)                                     New SubCo shall have sole and exclusive control over, and the final decision with respect to, all Licensor Controlled Actions and SubCo 1 hereby agrees that it shall not take any action with respect to any Licensor Controlled Actions without the prior written consent of New SubCo and any action taken in contravention of this Section 5(a)(i) shall be null and void;

(ii)                                  as an alternative or supplement to giving instructions to SubCo 1 pursuant to Section 3, New SubCo shall have the sole and exclusive irrevocable right to take Licensor

Controlled Actions in the name of SubCo 1 and SubCo 1 hereby irrevocably makes, constitutes and appoints New SubCo as its true and lawful attorney-in-fact, for it and in its name, place and stead, to take any Licensor Controlled Actions as such attorney may, in its sole and absolute discretion, consider necessary or proper;

(iii)                               New SubCo shall have the sole and exclusive right to select attorneys or other third party service providers to carry out Licensor Controlled Actions;

(iv)                              New SubCo shall have the right to be joined as a party to any Licensor Controlled Actions;

(v)                                 SubCo 1 shall, and shall procure that SubCo 1’s controlled Affiliates shall, promptly provide such assistance and information to New SubCo as is reasonably necessary or desirable to enable New SubCo to carry out Licensor Controlled Actions including, but not limited to, by signing, executing and delivering such additional documents, instruments, authorizations, powers of attorney (including the powers of attorney referenced in Appendix D hereto), certificates and assurances and taking such further actions as may be necessary or desirable to permit New SubCo to exercise the rights and control set out in (i), (ii), (iii) and (iv) above, including, without limitation, joining as a party to any Litigation involving the Licensed Intellectual Property if such joinder is reasonably necessary to advance New SubCo’s position; and

(vi)                              New SubCo shall reimburse SubCo 1 for any reasonable external costs reasonably incurred by SubCo 1 and/or SubCo 1’s controlled Affiliates in providing any assistance and information pursuant to (v) above.

(b)                                 Where the License Agreement gives Licensee responsibility for or control over the filing, prosecution, maintenance, defense and/or enforcement of any of the Licensed Intellectual Property including, but not limited to, commencing and/or defending Litigation in relation to such Licensed Intellectual Property (the “Licensee Controlled Actions”):

(i)                                     Licensee shall have sole and exclusive control over, and the final decision with respect to, all Licensee Controlled Actions and SubCo 1 hereby agrees that it shall not take any action with respect to any Licensee Controlled Actions without the prior written consent of Licensee and any action taken in contravention of this Section 5(b)(i) shall be null and void;

(ii)                                  as an alternative or supplement to giving instructions to SubCo 1 pursuant to Section 3, Licensee shall have the sole and exclusive irrevocable right to take Licensee Controlled Actions in the name of SubCo 1 and SubCo 1 hereby irrevocably makes, constitutes and appoints each of U.S. Licensee and Designated Countries Licensee jointly, and each of them severally, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to take any Licensee Controlled Actions as such attorney may, in its sole and absolute discretion, consider necessary or proper;

(iii)                               Licensee shall have the sole and exclusive right to select attorneys or other third party service providers to carry out Licensee Controlled Actions;

(iv)                              Licensee shall have the right to be joined as a party to any Licensee Controlled Actions;

(v)                                 SubCo 1 shall, and shall procure that SubCo 1’s controlled Affiliates shall, promptly provide such assistance and information to Licensee as is reasonably necessary or desirable to enable Licensee to carry out Licensee Controlled Actions including, but not limited to, by signing, executing and delivering such additional documents, instruments, authorizations, powers of attorney (including the powers of attorney referenced in Appendix E hereto), certificates and assurances and taking such further actions as may be necessary or desirable to permit Licensee to exercise the rights and control set out in (i), (ii), (iii) and (iv) above, including without limitation, joining as a party to any Litigation if such joinder is reasonably necessary to advance Licensee’s position; and

(vi)                              Licensee shall reimburse SubCo 1 for any reasonable external costs reasonably incurred by SubCo 1 and/or SubCo 1’s controlled Affiliates in providing any assistance and information pursuant to (v) above.

(c)                                  SubCo 1 shall promptly copy to each of New SubCo and Licensee, any correspondence or notifications that SubCo 1 and/or SubCo 1’s controlled Affiliates receive from a third party in relation to the Licensed Intellectual Property; provided, that, SubCo 1 shall not, and shall ensure that SubCo 1’s controlled Affiliates shall not, disclose to Licensee or its Affiliates such correspondence or notifications concerning: (1) U.S. Patent Application 11/576,871 and/or the Interference Proceeding, until the final, unappealable conclusion of the Interference Proceeding, or (2) European Patent Application EP 2801355 (the “‘355 EP Patent”) and/or the European Opposition Proceeding, until the final, unappealable conclusion of the European Opposition Proceeding.

6.                                      Patent Proceedings.  For the avoidance of doubt, and notwithstanding anything in this Agreement or any of the Restructuring Agreements to the contrary, (a) SubCo 1 acknowledges and agrees that, following the Contribution, New SubCo is and shall be the sole and exclusive successor in interest to Forward Pharma’s right, title and interest in and to the Patent Proceedings and New SubCo shall have sole and exclusive control thereof, and (b) SubCo 1 shall, and shall procure that SubCo 1’s controlled Affiliates shall, at New SubCo’s cost and expense, promptly provide such assistance and information to New SubCo as is reasonably necessary or desirable to enable New SubCo to carry out and control such Patent Proceedings as successor in interest to Forward Pharma, including, but not limited to, (i) by following all instructions solely from New SubCo with respect to such Patent Proceedings, and signing, executing and delivering such additional documents, instruments, authorizations, powers of attorney, certificates and assurances and taking such further actions as may be necessary or desirable to permit New SubCo to exercise the rights and control set out in this Section 6 and (ii) joining as a party to each Patent Proceeding if such joinder is reasonably necessary to advance New SubCo’s position therein.

7.                                      Additional Covenants and Further Obligations of SubCo 1 and Forward Pharma.

(a)                                 Notwithstanding anything in this Agreement or any of the Restructuring Agreements to the contrary, except pursuant to any exercise by Licensee of the U.S. Acquisition Option or Designated Countries Acquisition Option in accordance with Section 3.06 and Section 3.07 of the License Agreement, SubCo 1 shall not, without the prior written consent of New SubCo and Licensee, sell, license, grant any option or other right, covenant not to sue or other immunity under, assign, transfer, divest, hold separate, abandon, permit to lapse or otherwise dispose of any Licensed Intellectual Property, and any action taken by SubCo 1 in contravention of this Section 7(a) shall be null and void.

(b)                                 Notwithstanding anything in this Agreement or any of the Restructuring Agreements to the contrary, SubCo 1 shall not directly or indirectly take or permit any action to be taken that would be reasonably expected to circumvent, undermine, evade or otherwise avoid the purposes of this Agreement or any of the rights of New SubCo or Licensee hereunder.

(c)                                  Forward Pharma hereby agrees and covenants with the Licensee that to the extent SubCo 1 is unable to perform an obligation or comply with a provision under the License Agreement for which SubCo 1 has assumed responsibility for under this Agreement and that by its term, nature or implication cannot be performed or complied with by SubCo 1 (but that could be performed or complied with by Forward Pharma or with Forward Pharma’s assistance), or that requires for its effectiveness or fulfillment Forward Pharma’s continued responsibility, that it shall observe and continue to be bound by such obligation or provision as if it continued to be named in the License Agreement as the Licensor.

(d)                                 SubCo 1 hereby agrees and covenants with Forward Pharma, New SubCo and each of the Remaining Parties that it shall observe and be bound by Sections 2.01, 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08 and 2.11 of the License Agreement, as well as any other Sections of the License Agreement necessary to give such Sections effect or defined terms referred to in such Sections as if it were named in the License Agreement as the Licensor.

(e)                                  SubCo 1 hereby acknowledges and agrees that, with effect from, and subject to the occurrence of, the IP Transfer Effective Time, it shall hold all legal and beneficial right, title and interest to the Licensed Intellectual Property subject to, in all respects, the Licensed Intellectual Property Encumbrances.

(f)                                   Forward Pharma hereby agrees and acknowledges that, for the avoidance of any doubt, and without prejudice to the terms of the Contribution Agreement and the First Assignment Agreement, (i) Forward Pharma shall cause New SubCo (as assignee to Forward Pharma under the License Agreement following the Contribution) to comply with New SubCo’s obligations under the License Agreement, (ii) Forward Pharma shall cause New SubCo to comply with its obligations under this Agreement, and (iii) except as set forth herein, nothing herein shall relieve Forward Pharma of its obligations under the License Agreement and nothing in this Agreement or the IP Transfer Agreement shall be construed as a waiver or release of

Forward Pharma’s obligation to observe and comply with any such obligations and covenants under the License Agreement (save, with effect as and from the IP Transfer Effective Time, with respect to any obligations and covenants under Sections 3.06 and 3.07 of the License Agreement).  Notwithstanding anything in this Section 7(f) to the contrary, but subject to the other terms and conditions of this Agreement, and except for any actions taken by SubCo 1 hereunder in accordance with instructions from Forward Pharma or New SubCo, following any time that Forward Pharma is no longer an Affiliate of SubCo 1, the Parties acknowledge and agree that Forward Pharma shall not be in breach of or otherwise liable for any of its obligations or covenants under the License Agreement to the extent that Forward Pharma is no longer capable of performing any such obligations or covenants by virtue of the transfer of the Licensed Intellectual Property to SubCo 1 pursuant to the IP Transfer Agreement, provided, that Forward Pharma shall be deemed to be capable of performing an obligation or covenant under the License Agreement if it can perform, or cause the performance of, any such obligation or covenant by taking, or causing its Affiliates to take, actions in the name of SubCo 1 pursuant to the terms of Section 5(a)(ii) of this Agreement or any power of attorney granted by SubCo 1 to New SubCo (or any of its Affiliates) pursuant to, or in accordance with the terms of, this Agreement.

(g)                                  Until such time as SubCo 1 is not an Affiliate of Forward Pharma and New SubCo, Forward Pharma and New SubCo hereby agree that, without prejudice to the terms of the Contribution Agreement and the First Assignment Agreement, they shall each cause SubCo 1 to comply with, and perform, SubCo 1’s obligations under this Agreement and under Sections 3.06 and 3.07 of the License Agreement.

8.                                      Cooperation with the IP Advisory Committee.

(a)                                 Licensee and New SubCo shall comply with their respective rights and obligations under Section 5.02 of the License Agreement and nothing contained in this Agreement shall alter such rights and obligations.

(b)                                 Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give any Party or the IP Advisory Committee or any member of the IP Advisory Committee solely in such member’s capacity as a member of the IP Advisory Committee the right to receive or share information belonging to a Party or its respective Affiliates related to the Interference Proceeding or the European Opposition Proceeding and nothing contained in this Agreement shall require a Party to provide any information that is subject to the attorney-client privilege or work product immunity, as set forth in Section 5.02 of the License Agreement.

9.                                      Conditions to Royalty Payments. The Parties hereby agree and acknowledge that none of the conditions to royalty payments, as applicable, set forth in Sections 4.02 and 4.03 of the License Agreement, have been waived by Licensee.

10.                               Licensee Acknowledgement.  For the avoidance of doubt, and notwithstanding anything in this Agreement, any of the Restructuring Agreements or the License Agreement to

the contrary, Licensee acknowledges and agrees that, (a) if, at any time, SubCo 1 owns or obtains any Relevant Patent or the ‘355 EP Patent as provided for in the License Agreement, then, as of such time, for the purposes of the License Agreement (including with respect to Section 4.02(a) or Section 4.03(a) of the License Agreement), all references in the License Agreement that the “Licensor” owns or has obtained (or does not own or has not obtained) a Relevant Patent or the ‘355 EP Patent (and similar variations of such references) shall be automatically read as and construed to mean that New SubCo (as assignee of Forward Pharma and “Licensor” under the License Agreement following the Contribution (other than with respect to the SubCo 1 Interests)) owns or has obtained (or does not own or has not obtained) such Relevant Patent or ‘355 EP Patent, as applicable and (b) except with respect to the SubCo 1 Interests, as and when any payments are required to be paid by U.S. Licensee or Designated Countries Licensee to “Licensor” under the License Agreement, such payments shall be paid directly to New SubCo, provided, however, and without prejudice to, or otherwise limiting, any other terms and conditions of, or rights granted under, this Agreement or any of the Restructuring Agreements (including, but not limited to, Section 4 and 6), that in no circumstances shall this Section 10 be interpreted to mean that New SubCo or any of its Affiliates (other than SubCo 1 (for so long as it is an Affiliate of New SubCo)) has any legal or beneficial ownership interest in or to any Relevant Patent or the ‘355 EP Patent.

11.                               Annual Fee.  New SubCo agrees to pay to SubCo 1, in consideration for SubCo 1 agreeing to accept instructions from New SubCo and Licensee in accordance with Section 3 of this Agreement, an annual administration fee (the “Administration Fee”) in the amount of DKK 100,000. The first payment of the Administration Fee shall be paid in full on the date hereof, and each payment of the Administration Fee thereafter shall be paid in full on or prior to each anniversary of the date hereof through the expiration or termination of this Agreement.  The Administration Fee shall be in addition to any other amounts payable by New SubCo or Licensee to SubCo 1 in accordance with the terms of this Agreement.

12.                               Obligations Costs and Expenses.  New SubCo hereby agrees, undertakes and acknowledges that it is solely responsible for funding any costs and expenses associated with SubCo 1’s performance, upon instruction from New SubCo in accordance with Sections 3 and 6 of this Agreement, of the New SubCo Obligations (the “New SubCo Maintenance and Enforcement Costs”).  Licensee hereby agrees, undertakes and acknowledges that it is solely responsible for funding any costs and expenses associated with SubCo 1’s performance, upon instruction from Licensee in accordance with Section 3 of this Agreement, of the Licensee Obligations, (the “Licensee Maintenance and Enforcement Costs”).

13.                               Licensee Right to Fund.  Without prejudice to its obligation to fund the Licensee Maintenance and Enforcement Costs, the U.S. Licensee or the Designated Countries Licensee may, but in no circumstances shall be obligated to, from time to time provide or cause to be provided such additional funding to SubCo 1 as the U.S. Licensee or the Designated Countries Licensee reasonably deems necessary; provided, however, that no such provision of additional funding shall in any way relieve New SubCo of its obligation to fund SubCo 1’s costs and expenses as provided for in this Agreement.

14.                               New SubCo Right to Fund.  Without prejudice to its obligation to fund the New SubCo Maintenance and Enforcement Costs, New SubCo may, but in no circumstances shall be obligated to, from time to time provide or cause to be provided such additional funding to SubCo 1, as New SubCo reasonably deems necessary; provided, however, that no such provision of additional funding shall in any way relieve Licensee of its obligation to fund SubCo 1’s costs and expenses as provided for in this Agreement.

15.                               Termination and Return of Funds.

(a)                                 This Agreement shall terminate on the earlier of: (i) the date that is 30 days after the end of the Royalty Term and (ii) the date that is 30 days after the later to occur of: (w) the Exclusive U.S. License Effective Date, (x) the European Opposition Proceeding having reached a final, unappealable conclusion, (y) the U.S. Acquisition Option Closing Date, and (z) the Designated Countries Acquisition Closing Date.  Prior to the above-mentioned termination date, this Agreement may only be terminated by the agreement in writing of all of the Parties.

(b)                                 Within 30 days after the termination of this Agreement, in accordance with Section 15(a) hereof, SubCo 1 shall return: (i) to New SubCo all funds previously provided by New SubCo to SubCo 1 pursuant to this Agreement and then held by SubCo 1 that have not been allocated to discharge expenses relating to the New SubCo Obligations; and (ii) to U.S. Licensee or the Designated Countries Licensee all funds previously provided by such Party and then held by SubCo 1 that have not been allocated to discharge expenses relating to the Licensee Obligations.

16.                               Effect of Termination.  Upon the termination of this Agreement pursuant to and in accordance with Section 15(a) hereof, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any of the Parties except that: (i) the following Sections, as well as any other Sections necessary to give such Sections effect or defined terms referred to in such Sections, shall survive such termination: Section 7(f) (but only the last sentence thereof), Section 15(b) and this Section 16, and (ii) nothing contained herein (including any termination of this Agreement) shall relieve any Party of any obligation or liability arising out of or related to any breach of this Agreement (including any breach of any representation or warranty in this Agreement) occurring prior to the termination of this Agreement.

17.                               Taxes.

(a)                                 All amounts stated as payable hereunder are exclusive of VAT and withholding tax.  If any supply hereunder is subject to VAT, New SubCo and Licensee, as applicable, shall satisfy any VAT obligation owing to the applicable taxing authority.  If New SubCo or Licensee is required to withhold from any payment hereunder, New SubCo or Licensee, as applicable, shall increase the amount payable such that, after making such required withholding, SubCo 1 receives the amount that it would have received if no such withholding had been required.  The

Parties shall cooperate to obtain any exemption from, or reduction or reclaim of, any VAT or withholding tax applicable to payments hereunder.

(b)                                 Each of New SubCo and SubCo 1 agrees, acknowledges and covenants with the Licensee that it shall observe and be bound by Section 4.06 of the License Agreement as if references in that section of the License Agreement to the Licensor were references to it. In addition, and without limiting the generality of the foregoing, for purposes of Licensee’s obligation not to withhold U.S. tax pursuant to clause (i) of the proviso of Section 4.06(b) of the License Agreement, with respect to payments made to either New SubCo or SubCo 1 in accordance with the terms of the License Agreement, references to Licensor in such clause shall be deemed to be references to, as applicable, New SubCo and SubCo 1.

18.                               Representations and Warranties of Forward Pharma, New SubCo and the Licensee. Each of Forward Pharma, New SubCo and the Licensee represents and warrants to SubCo 1:

(a)                                 it is duly organized and validly existing under the laws of its jurisdiction of organization, and that it has the requisite power and authority to execute, deliver and perform its obligations under this Agreement;

(b)                                 this Agreement has been duly authorized, executed and delivered by it; and

(c)                                  save as provided for in the Contribution Agreement and the First Assignment Agreement, or as permitted by Section 8.09 of the License Agreement, it has made no prior transfer or assignment of any of its right, title or interest in or under the License Agreement.

19.                               Representations and Warranties of SubCo 1.  SubCo 1 represents and warrants to each of the other Parties that it is duly organized and validly existing under the laws of Denmark and that it has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and, with effect from the IP Transfer Effective Time, the License Agreement.

20.                               Miscellaneous.

(a)                                 Amendments; Extension; Waiver.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Any agreement on the part of a Party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

(b)                                  Survival of Covenants, Agreements, Representations, Warranties, Obligations and Undertakings.  The representations, warranties, covenants, agreements, obligations and undertakings contained in this Agreement shall survive the execution and delivery of this Agreement.

(c)                                   Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by registered or certified mail (postage prepaid, return receipt requested) or by email with a copy by mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice) (each, a “Notice”):

if to Licensee or Biogen Agent, to:

Biogen Inc.
225 Binney Street
Cambridge, MA 02142
Attention:	General Counsel
Email:	susan.alexander@biogen.com

and

with a copy to (which copy does not constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Attention:	Mark I. Greene
David J. Kappos
O. Keith Hallam, III
Email:	mgreene@cravath.com
dkappos@cravath.com
khallam@cravath.com

if to Forward Pharma, New SubCo or SubCo 1, to:

Forward Pharma A/S
Østergade 24A, 1st Floor
DK-1100 Copenhagen K,
Denmark
Attention:	Florian Schönharting
Email:	fs@nordicbiotech.com

with a copy to (which copy does not constitute notice):

Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
Attention:	Ryan A. Murr
Email:	rmurr@gibsondunn.com

if to Forward Agent, to:

Forward Pharma USA, LLC
7 Skyline Drive, Suite 350
Hawthorne, New York 10532
United States
Attention:	Florian Schönharting
Email:	fs@nordicbiotech.com

with a copy to (which copy does not constitute notice):

Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
Attention:	Ryan A. Murr
Email:	rmurr@gibsondunn.com

(d)                                  Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or document or any Law as from time to time amended, supplemented or otherwise modified, (ii) any reference to any Person shall be construed to include such Person’s successors and assigns and (iii) all references herein to sections shall be construed to refer to sections of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(e)                                   Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

(f)                                    Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable. Upon such determination that any term or provision of this Agreement is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible. Notwithstanding the foregoing, the Parties intend that this Section 20(f) be construed as an integral provision of this Agreement and that the provisions of this Agreement shall not be severable in any manner that diminishes a Party’s rights hereunder or increases a Party’s liability or obligations hereunder.

(g)                                            Entire Agreement.  This Agreement, together with the Restructuring Agreements, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any Person other than the Parties hereto any rights or remedies.

(h)                                           Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF, EXCEPT TO THE EXTENT DANISH LAW IS MANDATORILY APPLICABLE TO THIS AGREEMENT.

(i)                                               Assignment.  The Parties acknowledge and agree that this Agreement may not be assigned, in whole or in part, by any Party without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

(j)                                              Authorized Agents.

a.                                      Forward Pharma, SubCo 1 and New SubCo hereby designate Forward Pharma USA, LLC as their authorized agent (the “Forward Agent”), upon whom process may be served to enforce this Agreement in connection with any Litigation that may be instituted in accordance with the terms of this Agreement.  Forward Pharma, SubCo 1 and New SubCo hereby agree to take any and all action, including the filing of any and all documents that may be necessary to establish and continue such appointment in full force and effect as aforesaid.  Forward Pharma, SubCo 1 and New SubCo hereby agree that service of process upon the Forward Agent shall be, in every respect, effective service of process upon Forward Pharma, SubCo 1 or New SubCo (as applicable).  Notwithstanding the foregoing, the appointment of Forward Pharma USA, LLC as Forward Agent for SubCo 1 shall automatically terminate upon SubCo 1 ceasing to be an Affiliate of New SubCo.

b.                                      U.S. Licensee and Designated Countries Licensee hereby designate Biogen Inc. as their authorized agent (the “Biogen Agent”), upon whom process may be served to enforce this Agreement in connection with any Litigation that may be instituted in accordance with the terms of this Agreement.  U.S. Licensee and Designated Countries Licensee hereby agree to take any and all action, including the filing of any and all documents that may be necessary to establish and continue such appointment in full force and effect as aforesaid.  U.S. Licensee and Designated Countries Licensee hereby agree that service of process upon the Biogen Agent shall be, in every respect, effective service of process upon U.S. Licensee and Designated Countries Licensee (as applicable).

(k)                                           General Provisions.  The Parties hereby acknowledge and agree that Sections 8.10, 8.12, 8.13, 8.14, 8.16 and 8.17 of the License Agreement, shall apply in full force and effect to this Agreement as if contained in the body of this Agreement itself.

[SIGNATURE PAGE FOLLOWS]

The Parties have caused this Agreement to be executed and delivered as of the date first set forth above.

BIOGEN SWISS MANUFACTURING GMBH

By:	/s/ Neil Sisak
Name: Neil Sisak
Title: VP Finance EU+ & EU Business Operations

/s/ Frederick Lawson
Name: Frederick Lawson
Title: Director

BIOGEN INTERNATIONAL HOLDING LIMITED

By:	/s/ Sarah Demerling
Name: Sarah Demerling
Title: Director

[Signature Page to the IPR Services, Administration, Funding and Novation Agreement]

FORWARD PHARMA A/S

By:	/s/ Florian Schönharting
Name: Florian Schönharting
Title: Chairman

/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: CEO

FORWARD PHARMA OPERATIONS APS

By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: CEO

FWP IP APS

By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: CEO

[Signature Page to the IPR Services, Administration, Funding and Novation Agreement]

APPENDIX A

Settlement and License Agreement

(previously filed)

[Appendix A to the IPR Services, Administration, Funding and Novation Agreement]

APPENDIX B

First Assignment and Assumption Agreement

EXECUTION COPY

FIRST ASSIGNMENT AND ASSUMPTION AGREEMENT

This FIRST ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) dated as of June 30, 2017, by and among Forward Pharma A/S, organized and existing under the laws of Denmark, having its principal place of business at Østergade 24A, 1., 1100 Copenhagen K, Denmark  (the “Assignor”), Forward Pharma Operations ApS, a limited liability company organized and existing under the laws of Denmark, having its principal place of business at Østergade 24A, 1100 Copenhagen K, Denmark (the “Assuming Party”), Biogen Swiss Manufacturing GmbH, organized and existing under the laws of Switzerland, having its principal place of business at Landys & Gyr Strasse 3, 6300 Zug, Switzerland (“U.S. Licensee”), Biogen International Holding Limited, organized and existing under the laws of Bermuda, having its registered office at 22 Victoria Court, Hamilton, Bermuda (“Designated Countries Licensee” and together with the U.S. Licensee, “Licensee”) and each of the parties listed on Appendix A hereto (the “Additional Parties” and together with the Licensee, the “Remaining Parties” and each of the foregoing, a “Party” and collectively, the “Parties” hereunder). Capitalized terms used and not defined in the body of this Agreement shall have the meaning ascribed in the License Agreement (as defined below).

RECITALS

WHEREAS, the Assignor and the Remaining Parties are party to a Settlement and License Agreement (the “License Agreement”), dated as of January 17, 2017, a copy of which is attached hereto as Appendix B;

WHEREAS, pursuant to Section 2.11 of the License Agreement, the Parties are entering into this Agreement to implement certain of the actions set forth on Appendix D to the License Agreement, which actions, for the avoidance of doubt, are not intended to substantively expand or diminish the respective rights and obligations of the Parties as set forth in the License Agreement;

WHEREAS, as contemplated by the terms of Appendix D to the License Agreement, the Assignor has as of the date hereof established and formed the Assuming Party, as its wholly owned subsidiary, and, in accordance with the terms of the Asset Contribution Agreement (the “Contribution Agreement”) of even date herewith, by and among the Assignor and the Assuming Party, contributed all of the assets, rights, liabilities and obligations specified or referred to therein to the Assuming Party;

WHEREAS, subject to Licensee’s consent, pursuant to the Contribution Agreement the Assignor has assigned to the Assuming Party all of the Assignor’s right, title and interest in and to the License Agreement, and the Assuming Party has accepted such assignment and assumed from the Assignor all liabilities and obligations of the Assignor thereunder, provided that, except as otherwise set forth herein, such assignment shall not relieve the Assignor of its obligations under the License Agreement and nothing in this Agreement or the Contribution Agreement shall be construed as a waiver or release of the Assignor’s obligation to observe and comply with any such obligations and covenants under the License Agreement; and

[Appendix B to the IPR Services, Administration, Funding and Novation Agreement]

WHEREAS, by their execution of this Agreement, in accordance with Section 8.09 of the License Agreement, Licensee hereby consents to the assignment and assumption of the License Agreement pursuant to the Contribution Agreement.

NOW, THEREFORE, in consideration of the mutual releases, covenants, terms and conditions set out herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.                                      Confirmation of Assignment and Assumption.  With effect from the Closing Date (as defined in the Contribution Agreement) (the “Effective Date”):

(a)                                 the Assignor hereby confirms its contribution, transfer, assignment and delivery to the Assuming Party of all of its right, title and interest in and to the License Agreement, excluding for the avoidance of doubt the right to receive the Upfront Fee, which has already been paid by Licensee to the Assignor, and the Licensee hereby confirms its consent to the foregoing assignment of rights and obligations pursuant to the Contribution Agreement, provided that, except as set forth herein, such assignment shall not relieve the Assignor of its obligations under the License Agreement and nothing in this Agreement or the Contribution Agreement shall be construed as a waiver or release of the Assignor’s obligation to observe and comply with any such obligations and covenants under the License Agreement (it being understood that, notwithstanding anything herein to the contrary, the Parties acknowledge and agree that (i) pursuant to the IP Transfer Agreement (as defined in the IPR Services Agreement (as defined in Section 11 hereof)), the Licensed Intellectual Property shall be transferred to FWP IP ApS, a Danish limited liability company (“FWP IP”) and (ii) subject to the terms and conditions of the IPR Services Agreement, and except for any actions taken by FWP IP thereunder in accordance with instructions from the Assignor or the Assuming Party, following any time that Assignor is no longer an Affiliate of FWP IP, Assignor shall not be in breach of or otherwise liable for any of its obligations or covenants under the License Agreement to the extent that Assignor is no longer capable of performing any such obligations or covenants by virtue of such transfer of such Licensed Intellectual Property to FWP IP, provided, that Assignor shall be deemed to be capable of performing an obligation or covenant under the License Agreement if it can perform, or cause the performance of, any such obligation or covenant by taking, or causing its Affiliates to take, actions in the name of FWP IP pursuant to the terms of Section 5(a)(ii) of the IPR Services Agreement or any power of attorney granted by FWP IP to the Assuming Party (or any of its Affiliates) pursuant to, or in accordance with the terms of, the IPR Services Agreement); and

(b)                                 the Assuming Party hereby confirms its acceptance of the foregoing contribution, transfer, assignment and delivery and hereby confirms its assumption and agreement to pay, discharge, satisfy and perform all obligations, liabilities, responsibilities, undertakings, covenants and agreements of the Assignor under the License Agreement.

2.                                      Representations and Warranties of the Assignor and the Remaining Parties.  Each of the Assignor and the Remaining Parties represents and warrants to the Assuming Party that:

2

(a)                                 it is duly organized and validly existing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and perform its obligations under this Agreement; and

(b)                                 save as permitted by Section 8.09 of the License Agreement, it has made no prior transfer or assignment of any of its rights, title or interest in or under the License Agreement.

3.                                      Representations and Warranties of the Assuming Party.  The Assuming Party represents and warrants to each of the Remaining Parties and the Assignor that it is duly organized and validly existing under the laws of Denmark and has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and the obligations of the Assignor under the License Agreement that it has assumed pursuant to the Contribution Agreement.

MISCELLANEOUS

4.                                      Amendments; Extension; Waiver.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Any agreement on the part of a Party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

5.                                      Survival of Covenants, Agreements, Representations, Warranties, Obligations and Undertakings.  The representations, warranties, covenants, agreements, obligations and undertakings contained in this Agreement shall survive the execution and delivery of this Agreement and the Effective Date.

6.                                      Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or document or any Law as from time to time amended, supplemented or otherwise modified, (ii) any reference to any Person shall be construed to include such Person’s successors and assigns and (iii) all references herein to sections shall be construed to refer to sections of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

7.                                      Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other

3

electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

8.                                      Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable. Upon such determination that any term or provision of this Agreement is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible. Notwithstanding the foregoing, the Parties intend that this Section 8 be construed as an integral provision of this Agreement and that the provisions of this Agreement shall not be severable in any manner that diminishes a Party’s rights hereunder or increases a Party’s liability or obligations hereunder.

9.                                      Entire Agreement; Third Party Beneficiaries. This Agreement, together with the License Agreement and the Contribution Agreement: (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and (ii) are not intended to confer upon any Person other than the Parties hereto, as applicable, any rights or remedies.

10.                               Assignment.  Without prejudice to Section 8.09 of the License Agreement, the Parties hereby acknowledge and agree that this Agreement may not be assigned, in whole or in part, by any Party without the prior written consent of all other Parties. Subject to the first sentence of this Section 10, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

11.                               General Provisions.  The Parties hereby acknowledge and agree that Sections 8.10, 8.11(b), 8.12, 8.13, 8.14, 8.16, 8.17, 8.18 and 8.19 of the License Agreement, shall apply in full force and effect to this Agreement as if contained in the body of this Agreement.  Further reference is made to that certain IPR Services, Administration, Funding and Novation Agreement, dated as of the date hereof by and among the Assignor, the Assignee, the Licensee and FWP IP, a Danish limited liability company (the “IPR Services Agreement”) and the Parties hereby further acknowledge and agree that Sections 20(c) (Notices), 20(h) (Governing Law), and 20(j) (Authorized Agents) of the IPR Services Agreement shall apply in full force and effect to this Agreement as if contained in the body of this Agreement.

[SIGNATURE PAGES FOLLOW]

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The Parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

BIOGEN SWISS MANUFACTURING GMBH

By:	/s/ Neil Sisak
Name: Neil Sisak
Title: VP Finance EU+ & EU Business Operations

/s/ Frederick Lawson
Name: Frederick Lawson
Title: Director

BIOGEN INTERNATIONAL HOLDING LIMITED

By:	/s/ Sarah Demerling
Name: Sarah Demerling
Title: Director

[Signature Page to the First Assignment and Assumption Agreement]

FORWARD PHARMA A/S

By:	/s/ Florian Schönharting
Name: Florian Schönharting
Title: Chairman

/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: CEO

FORWARD PHARMA OPERATIONS APS

By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: CEO

[Signature Page to the First Assignment and Assumption Agreement]

ADITECH PHARMA AG

/s/ Florian Schönharting
Name: Florian Schönharting
Title:

NB FP INVESTMENT SLP APS

/s/ Florian Schönharting
Name: Florian Schönharting
Title:

NB FP INVESTMENT GENERAL PARTNER APS

/s/ Florian Schönharting
Name: Florian Schönharting
Title:

TECH GROWTH INVEST APS

/s/ Florian Schönharting
Name: Florian Schönharting
Title:

[Signature Page to the First Assignment and Assumption Agreement]

APPENDIX A

Additional Parties

1.              Aditech Pharma AG

2.              NB FP Investment General Partner ApS

3.              NB FP Investment SLP ApS

4.              Tech Growth Invest ApS

[Appendix A to the First Assignment and Assumption Agreement]

APPENDIX B

Settlement and License Agreement

[Appendix B to the First Assignment and Assumption Agreement]

APPENDIX C

IP Transfer Agreement

ASSET TRANSFER AGREEMENT

BETWEEN

Forward Pharma Operations ApS

AND

FWP IP ApS

DATED JUNE 30, 2017

[Appendix C to the IPR Services, Administration, Funding and Novation Agreement]

CONTENTS

1.	Purpose and Background	3

2.	Transfer of Assets	4

3.	Consideration	5

4.	Condition Precedent	5

5.	Other Provisions	6

6.	Governing Law and Disputes	7

APPENDICES

Appendix 2.1:	Licensed Intellectual Property

Appendix 4.1:	Form of IPR Services, Administration, Funding and Novation Agreement

2

ASSET TRANSFER AGREEMENT

ENTERED INTO BETWEEN

Forward Pharma Operations ApS

Østergade 24 A, 1

1100 Copenhagen K

Central Business Register No. [•]

(the “Seller”)

AND

FWP IP ApS

Østergade 24 A, 1

1100 Copenhagen K

Central Business Register No. [•]

(the “Buyer”)

(the Seller and the Buyer collectively referred to as the “Parties” and individually as a “Party”)

1.                                                          PURPOSE AND BACKGROUND

1.1                                                   Forward Pharma A/S (“Forward Pharma”) on the one side and Biogen Swiss Manufacturing GmbH and Biogen International Holding Ltd. (the “Biogen Parties”) on the other side are parties to a settlement and license agreement dated as of January 17, 2017 (the “License Agreement”) together with certain other parties listed on appendix I thereto.  Capitalized terms used and not defined in the body of this Agreement shall have the meaning ascribed in the License Agreement.

1.2                                                   Pursuant to section 2.11 of the License Agreement, Forward Pharma has agreed to use commercially reasonable efforts to effect a corporate restructuring involving, among other steps, a contribution of assets and liabilities (“Step 1 Contribution”) and a demerger (“Step 2 Demerger”), as further specified in appendix D to the License Agreement.

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1.3                                                   On June [30], 2017, Forward Pharma completed the Step 1 Contribution by entering into an asset contribution agreement with the Seller, whereby the assets, liabilities, rights and obligations set out therein (which, for the avoidance of doubt, included all of the Seller’s legal and beneficial right, title and interest in and to the Licensed Intellectual Property) were transferred and contributed by Forward Pharma to the Seller.

1.4                                                   Following certain discussions between Forward Pharma and the Biogen Parties, Forward Pharma and the Biogen Parties have agreed to substitute the Demerger for a taxable transfer of assets (the “Asset Transfer”) from the Seller to the Buyer. It is the purpose of this agreement (the “Agreement”) to effect and set forth the terms and conditions that shall apply to the Asset Transfer.

1.5                                                   The Buyer is a wholly owned subsidiary of the Seller.

2.                                                          TRANSFER OF ASSETS

2.1                                                   The Seller hereby, subject only to and effective immediately and automatically as and from the satisfaction of the condition precedent set forth in section 4 below (the date and time at which such condition precedent is satisfied, the “Effective Date”), transfers, assigns and delivers to the Buyer, all of Seller’s legal and beneficial right, title and interest in and to the Licensed Intellectual Property (which, for the purposes of this Agreement, includes, but is not limited to, all of the Seller’s right, title and interest in, to and under the intellectual property listed in appendix 2.1).  For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be construed as transferring, assigning or delivering to Buyer any right, title or interest in or to the License Agreement and, subject to the terms and conditions of the IPR Services Agreement (as defined in section 4.1 of this Agreement), Seller shall retain all of its right, title and interest in and to the License Agreement.

2.2                                                   The Licensed Intellectual Property is transferred, assigned and delivered to the Buyer subject to, in all respects (a) the terms and conditions of the License Agreement, including all licenses granted thereunder; (b) the Co-Exclusive license granted pursuant to the IPR Services Agreement with effect from the Effective Date to the

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Seller and any other wholly-owned Subsidaries of Forward Pharma (other than the Buyer) to enable them to have the same Co-Exclusive right to make any and all use of the U.S. Licensed Intellectual Property in accordance with Section 3.01 of the License Agreement as held by Forward Pharma and its wholly-owned Subsidiaries prior to the completion of the Step 1 Contribution, which for the avoidance of doubt, will automically terminate and cease to exist as of the Exclusive U.S. License Effective Date, and (c) the terms and conditions of the IPR Services Agreement.

2.3                                                   It is agreed and understood that no other assets, liabilities, rights or obligations of Seller, except for the Licensed Intellectual Property, are sold, transferred or assigned to the Buyer pursuant to this Agreement.

3.                                                          CONSIDERATION

3.1                                                   As consideration for the Seller’s transfer, assignment and delivery of the Licensed Intellectual Property to the Buyer in accordance with the terms of this Agreement, the Buyer shall pay an amount of DKK 335,999 with the addition of applicable Danish VAT (the “Purchase Price”) to the Seller.

3.2                                                   The Buyer shall pay the Purchase Price to an account designated by the Seller no later than two business days from the Effective Date.

4.                                                          CONDITION PRECEDENT

4.1                                                   The Parties respective obligations under sections 2 and 3 of this Agreement are subject only to the satisfaction of the following condition:

(i)                                    The execution and delivery of the IPR Services, Administration, Funding and Novation Agreement (the “IPR Services Agreement”) in the form attached hereto as appendix 4.1 by each of the parties thereto.

4.2                                                   Each Party shall use its best endeavours to fulfil, or ensure the fulfilment of, the condition precedent listed in section 4.1, and shall notify the other Party immediately upon the satisfaction of  such condition precedent, provided, that a failure to provide

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such notice shall not in any way effect the satisfaction of the condition precdent set forth in Section 4.1.

5.                                                          OTHER PROVISIONS

5.1                                                   Each Party shall, from time to time, as and when requested by the other Party, execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary or desirable to give effect to the transactions contemplated by this Agreement, including, in the case of the Seller, executing and delivering to the Buyer such assignments, deeds, transfers, consents and other instruments as the Buyer or its counsel may reasonably request as necessary or desirable for such purpose.

5.2                                                   Without prejudice to the generality of section 5.1, the Seller shall take such steps and actions, and provide such cooperation and assistance to the Buyer and its successors, assigns and legal representatives, including the execution and delivery of any affidavits, declarations, oaths, exhibits, assignments, powers of attorney, or other documents, as may be necessary to effect, evidence or perfect the transfer, assignment and delivery of the Licensed Intellectual Property to the Buyer, or any assignee or successor thereof.

5.3                                                   If the Parties agree to amend this Agreement, such agreement must be made in writing signed by each Party.

5.4                                                   This Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns.

5.5                                                   This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will be deemed to be one and the same in-strument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

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6.                                                          GOVERNING LAW AND DISPUTES

6.1                                                   This Agreement is governed by and will be interpreted in accordance with Danish law regardless of the laws that might otherwise govern under applicable conflicts of laws rules to the extent that such rules are not mandatory.

6.2                                                   Any dispute or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration) (the “Institute”).

6.3                                                   The arbitration tribunal shall be composed of three arbitrators.

6.4                                                   Each Party shall appoint one arbitrator and the Institute shall appoint a third arbitrator who shall be the Chairman of the arbitration tribunal. If a Party has not appointed an arbitrator within 30 days of having requested or received notice of the arbitration, such arbitrator shall be appointed by the Institute.

6.5                                                   The place of arbitration shall be Copenhagen.

6.6                                                   The language(s) of the arbitration shall be English.

[Signatures to follow on the next page]

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For Forward Pharma Operations ApS:

/s/ Claus Bo Svendsen

Claus Bo Svendsen, CEO

For FWP IP ApS:

/s/ Claus Bo Svendsen

Claus Bo Svendsen, CEO

[Signature page for Asset Transfer Agreement]

APPENDIX 2.1 — LICENSED INTELLECTUAL PROPERTY

APPENDIX 4.1— FORM OF IPR SERVICES, ADMINISTRATION, FUNDING AND NOVATION AGREEMENT

APPENDIX D

Powers of Attorney

SubCo 1 contemplates filing the following, as appropriate, with respect to the issued patent and the pending patent applications (now filed or in the future filed) included in the U.S. Licensed Intellectual Property:

•                  Form PTO/AIA/80 -  Power of Attorney to Prosecute Applications before the USPTO (and associated statement under 37 CFR 3.73(c)(Form PTO/AIA/96)); or

•                  Form PTO/SB/81 -   Power of Attorney or Revocation of Power of Attorney with a New Power of Attorney and Change of Correspondence Address (and associated statement under 37 CFR 3.73(b) (Form PTO/SB96))

•                  Where required, an Application Data Sheet reflecting the name of FWP IP ApS as the Applicant

[Appendix D to the IPR Services, Administration and Funding Agreement]

APPENDIX E

Powers of Attorney

[Appendix E to the IPR Services, Administration and Funding Agreement]